Exhibit 4.6

12 December 2025

Adam Roper

[***]

By email: [***]

RESOLUTION MINERALS LTD – CHIEF METALLURGIST

Dear Adam,

On behalf of Resolution Minerals Ltd ACN 617 789 732 (the Company), I am pleased to offer you employment in the position specified in Item 1 of Schedule 1, on the terms and conditions set out below.

1.	Appointment and Commencement

1.1	Your employment with the Company and the terms of this contract will commence on the date specified in Item 2 of Schedule 1.

1.2	You will be engaged as a full-time employee.

2.	Conditional Appointment

2.1	You expressly warrant that:

(a)	you have disclosed any physical or psychological limitation on your ability to perform the type of work covered by these terms of employment; and

(b)	Aside from E-waste, you are not subject to any post-employment restrictions that have been imposed upon you arising from your previous employment.

2.2	You understand that the Company is relying upon these warranties, and may terminate your employment without notice at any time, should it become aware that you have failed to comply with these warranties.

3.	Position and Title

3.1	You will be employed in the position specified in Item 1 of Schedule 1 and will report to the Board.

4.	Position not award-covered

Due to the nature, seniority and remuneration structure of your role, your role is not covered by any modern award.

5.	General duties

5.1	During your employment, you must:

(a)	perform the duties to fulfil the key responsibilities specified in Schedule 2;

(b)	perform the duties consistent with your position, including carrying out all reasonable and lawful directions of the Company consistent with your position;

(c)	bring to the Company’s and the Board’s attention any significant matters of which you become aware that would be of detriment to the Company;

(d)	perform any other duties the Company reasonably requires, that are consistent with your role and are within your capacity (including, subject to your consent, requiring you to perform duties for an Affiliate); and

(e)	take reasonable steps to comply with any workplace health and safety laws.

6.	Hours of work

6.1	You are required to work the reasonable hours as are necessary to perform your job, including on occasion, outside of normal business hours.

6.2	As this has been taken into account when setting your remuneration under this contract, you will not be entitled to additional remuneration for any work during these additional hours.

7.	Place of work

7.1	Your normal place of work will be the place set out in Item 3 of Schedule 1.

7.2	Without your consent, the Company will not require you to transfer to another location, or to perform work at other locations, on a permanent basis. This does not apply when travelling for work or at project site offices.

7.3	You must disclose to the board any Directorships held in Listed Companies (any Exchange).

8.	Conflicts of interest

8.1	You are expected to be sensitive to conflicts of interest or duty that may arise and be mindful of your fiduciary obligations.

8.2	You must:

(a)	disclose to the Board any actual or potential conflict of interest or duty that might reasonably be thought to exist as soon as the situation arises;

(b)	take necessary and reasonable action to resolve or avoid any actual or potential conflict of interest or duty; and

(c)	comply with the Corporations Act and the Company’s constitution in relation to disclosing material personal interests and restrictions on voting.

8.3	If a conflict exists, it is expected that you will leave the room if the matter is being discussed in a face to face meeting, or else not participate when the Board is discussing any matter to which the conflict relates.

9.	Policies and Procedures

9.1	You are required to familiarise yourself and comply with the Policies and Procedures, copies of which will be provided to you by the Company.

9.2	The Company may vary, replace or rescind the Policies and Procedures from time to time. Any such changes to the Policies and Procedures will not apply to you without your consent if the changes adversely impact the terms of your employment with the Company. The Policies and Procedures do not form part of your contract of employment.

10.	Remuneration package

10.1	During your employment, you will receive an annual remuneration package, which is inclusive of gross salary component, being the amount specified in Item 4 of Schedule 1.

10.2	You will be paid the net cash amount of your annual salary component, by equal monthly instalments. The net cash amount may be settled via an issue of equity as agreed between yourself and the Company from time to time and approved by the Company’s shareholders.

10.3	You may be eligible to participate in incentive or bonus plans, as may be introduced by the Company from time to time.

10.4	Your remuneration and benefits specified in this contract including but not limited to your total remuneration package, are a total aggregate annual entitlement that includes all payments and benefits whatsoever that the Company will provide to you for the performance of your duties and responsibilities under this contract and your employment with the Company.

10.5	The Company will reimburse you for any expenses that you reasonably incur during the performance of your duties. In accordance with delegations of authority and adherence to approved budgets and Company Policies. The Company may require you to provide a tax invoice or other evidence to substantiate any expenses claim. Any out-of-budget combined expense of $500 or more must be approved in advance by the Employer via the Managing Director, board or Chairman.

10.6	With regard to payments or benefits to which you are or may become legally entitled, whether or not as a matter of legislation, regulation, or any other industrial instrument, you agree that your remuneration will be specifically applied to off-set and absorb any such payments or benefits.

10.7	The Company and Board may formally review your performance and the remuneration package, annually.

10.8	Any increase in your remuneration is at the sole discretion of the Company.

11.	Incentive Scheme

11.1	You may be eligible to participate in any of the Company’s bonus, short or long term incentive scheme, as it may exist from time to time. Any such scheme does not form part of this contract.

11.2	The Company may consult with you about changes to any such scheme, however the Company reserves the absolute discretion to:

(a)	vary, rescind or replace any such scheme at any time, and without notice to you; and

(b)	determine your eligibility for payment pursuant to the scheme.

11.3	To avoid doubt, and without limiting any other exclusion that may apply under the scheme, you will not be entitled to payment pursuant to the scheme if your employment with the Company ends for any reason, or where you or the Company has given notice to terminate your employment.

12.	Leave

12.1	You are entitled to paid and unpaid leave in accordance with relevant legislation, this contract and applicable Policies and Procedures.

Annual Leave

12.2	You are entitled to annual leave in accordance with the Fair Work Act 2009 (Cth) and this contract.

12.3	As annual leave accrues progressively during a year of service based on your ordinary hours of work, annual leave will accrue on a pro rata basis.

12.4	Annual leave must be taken at times agreed between you and the Company and must be taken on an annual basis, provided such agreement will not be unreasonably withheld by the Company. The Company requires the use of annual leave rather than accruing and the Company may payout annual leave accrued beyond four (4) weeks.

12.5	This clause is not intended to provide you with any additional entitlement than what is provided for under the Fair Work Act 2009 (Cth), and is intended to reflect your entitlement to annual leave under the legislation.

Personal/Carer’s Leave

12.6	You are entitled to paid and unpaid personal/carer’s leave in accordance with the Fair Work Act 2009 (Cth).

12.7	Personal/carer’s leave will not be paid out on termination of your employment.

12.8	As personal/carer’s leave accrues progressively during a year of service based on your ordinary hours of work, personal/carer’s leave will accrue on a pro rata basis.

12.9	The Company may require you to provide a medical certificate or other reasonable evidence consistent with the Fair Work Act 2009 (Cth) to support any application for personal/carer’s leave.

12.10	This clause is not intended to provide you with any additional entitlement than what is provided for under the Fair Work Act 2009 (Cth), and is intended to reflect your entitlement to personal/carer’s leave under the legislation.

Other Leave

12.11	You are entitled to other statutory leave, including compassionate leave, parental leave, community service leave and long service leave in accordance with relevant legislation and the Policies and Procedures.

13.	Confidential Information

13.1	The Company (and where applicable, an Affiliate), owns all Confidential Information.

13.2	During and after your employment, you may use or disclose Confidential Information only:

(a)	to perform your duties;

(b)	if the Company (or where applicable, an Affiliate) has consented to the particular use or disclosure in writing; or

(c)	if required by law or to comply with any legal obligations.

13.3	You must keep Confidential Information in a secure manner and take all precautions and steps reasonably necessary to prevent unauthorised disclosure or unauthorised use of the Confidential Information.

13.4	You must promptly notify the Company (or where applicable, an Affiliate) of any suspected or actual unauthorised use or disclosure of the Confidential Information of which you become aware.

13.5	On demand by the Company or at the conclusion of your employment, you must:

(a)	deliver to the Company all Confidential Information in your control; and then

(b)	irretrievably delete all Confidential Information held electronically in any medium in your control.

14.	Intellectual Property

14.1	The Company (and where applicable, an Affiliate), owns any Intellectual Property.

14.2	To the extent that you have any right, title or interest in or to the Intellectual Property, you irrevocably and unconditionally assign to the Company (and where applicable, an Affiliate) all right, title and interest that you have in the Intellectual Property. The assignment takes effect as each part of the Intellectual Property comes into existence.

14.3	You irrevocably and unconditionally consent in favour of the Company and any of its Affiliates, successors, licensees or assignees to the doing of any act or omission that may otherwise infringe your Moral Rights in relation to all Works. You agree that this consent has been freely given, without duress from the Company or any other Person.

14.4	During and after your employment with the Company, the Company (and where applicable, an Affiliate) may alter any Intellectual Property.

14.5	You irrevocably appoint the Company and any director of the Company jointly and severally to be your attorney:

(a)	to sign any instrument on your behalf; and

(b)	to do any act in your name,

to give effect to this clause.

15.	Personal Checks

15.1	The Company may at any time conduct checks with public authorities which the Company reasonably considers necessary to meet regulatory requirements.

15.2	You must give the Company information (including personal information provided it is used only for this limited purpose) and any assistance that may reasonably be needed for the Company to complete the personal checks under this clause 15.

15.3	From time to time photographs are taken of staff and contractors whilst working for use in publications such as annual reports, prospectuses, newspaper articles, and similar, or the Company’s website. In accepting this offer you agree to the release of the above information for professional marketing purposes.

16.	Termination

16.1	Other than where your employment is terminated for any reason set out in clause 16.6 (which includes serious misconduct), the Company may terminate your employment at any time, for any reason, by giving you one (1) month written notice.

16.2	You may terminate your employment at any time for any reason by giving the Company one (1) month written notice.

16.3	The Company may elect to pay you in lieu of part or all of your notice period that it is required to give you or to waive all or any part of any notice you are required to provide the Company.

16.4	During any period of notice, the Company may vary your duties consistent with your seniority and level of responsibility, or require you not to attend for work, for all or part of your notice period.

16.5	Intellectual Property and Confidential Information clauses of this contract will survive the termination of your employment with the Company.

16.6	The Company may terminate your employment without notice, if you:

(a)	commit any serious or persistent breach of this contract;

(b)	fail to comply with any reasonable directions of the Company;

(c)	have committed any act of serious misconduct or are in gross and wilful neglect in performing your duties;

(d)	cease to be a director by virtue of the Corporations Act, including by way of a prohibition from holding office as a director or become bankrupt; or

(e)	are convicted of a criminal offence which, in the Company’s reasonable opinion, affects your position as an employee of the Company.

16.7	If you are appointed as a director of the Company, your office as a director immediately becomes vacant and you will be deemed to have resigned from that office if you cease to be a director by virtue of the Corporations Act, by way of a prohibition from holding office as a director, become bankrupt, resign or are removed from office by a resolution of the Company or otherwise.

17.	Suspension of Employment

The Company may elect to suspend your employment where it is carrying out an investigation into an allegation of misconduct by you. The Company will provide you with your remuneration during any period of suspension.

18.	Company Assets and Return of property

18.1	The offices, assets, equipment and utilities of the Company are for use in relation to Company’s business only and are not to be used for personal purposes or any other use, including for the provision of services to any other entity, except with prior written consent of the Board and, in no circumstances will Company accept any liability that may arise as a result of any such use of Company assets; and

18.2	On ceasing your employment you must deliver to the Company all property belonging to or leased by the Company or an Affiliate in your control, including cheque books, books, documents, records, disks, access cards, keys, mobile telephone, computer hardware, credit cards and motor vehicle.

19.	Approvals

19.1	Notwithstanding any other clause, you acknowledge and agree that the Company is not required to:

(a)	pay or provide; or

(b)	procure the payment or provision,

of any money or benefits to, or for the benefit of you, which would require shareholder approval under the Corporations Act (and such approval has not previously been obtained) or would cause the Company to breach the ASX Listing Rules (if applicable).

19.2	Should you be entitled to receive a payment and/ or benefits under this contract that exceeds the amount for which any shareholder approval has been obtained under clause 19.1, the Company agrees without delay (and in any event no later than two (2) months after the due date under this contract for payments) to seek such further shareholder or other approvals as may be required for the purposes of the Corporations Act or the ASX Listing Rules to ensure the Company does not infringe the Corporations Act or any ASX Listing Rules in respect of those payments and benefits.

19.3	If the Company seeks shareholder approval in accordance with this clause, then:

(a)	it will determine the timing, form and content of any notice of meeting and shareholder documentation; and

(b)	if the relevant shareholders do not approve a payment to you under this contract, and shareholder approval is required to make that payment, or any other payment under this contract, the total amount of any such payments or benefits to be provided to you under this contract will be reduced to the maximum value which would not require the Company to seek or obtain shareholder approval.

19.4	This clause has effect regardless of any other provision of this contract.

20.	Injunction

Without limiting the Company’s remedies, the Company may seek an injunction to restrain any breach (or anticipated breach) of this contract by you.

21.	Amendment

This contract may only be amended in writing signed by the parties.

22.	No waiver

22.1	A party may only waive a breach of this contract in writing signed by that party or its authorised representative.

22.2	A waiver is limited to the instance referred to in the writing (or if no instance is referred to in the writing, to past breaches).

22.3	The failure by you or the Company at any time to insist on performance of any provision of this document is not a waiver of its right at any later time to insist on performance of that provision or any other provision of this contract.

23.	Terms of Employment Confidential

23.1	The terms of your employment set out in this contract are confidential. You must not disclose them to any person except:

(a)	your family members;

(b)	as required by law;

(c)	for the purpose of or in connection with enforcement of this contract;

(d)	to your legal or other professional advisers; or

(e)	with the prior written consent of the Company.

24.	Entire agreement

24.1	This document records the entire agreement between the parties about your employment. You expressly agree that this contract contains all relevant terms that relate to your contract of employment with the Company, and that there are no other terms missing.

24.2	This contract supersedes and replaces all prior representations, contracts, agreements (whether oral or in writing) concerning your employment with the Company.

25.	Severability

25.1	Without limiting clause 27.1(k), you acknowledge and agree that should any of the restrictions or provisions of this contract be deemed by a court of competent jurisdiction to go beyond what is reasonable in all the circumstances, but would be valid and enforceable if any particular provision or provisions were deleted or reduced, or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner, then the provisions of this contract shall apply with such deletions, restrictions or limitations, as the case may be.

25.2	If any provision of this contract cannot be read down to the extent necessary to be valid, it must be severed, and the remaining clauses will continue in force.

26.	Governing law

This contract is governed by the laws of the state of South Australia and you and the Company irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of South Australia.

27.	Interpretation

27.1	In this contract, unless the context otherwise requires:

(a)	singular includes plural and plural includes singular;

(b)	words of one gender include both genders;

(c)	reference to legislation includes any amendment to it, any legislation substituted for it, and any statutory instruments issued under it and in force;

(d)	reference to a person includes a corporation, a firm and any other entity;

(e)	reference to a party includes that party’s personal representatives, successors and permitted assigns;

(f)	if a party comprises more than one person, each of those persons is jointly and severally liable under this contract;

(g)	headings do not affect interpretation;

(h)	a provision must not be construed against a party only because that party put the provision forward;

(i)	the word “includes” in any form is not a word of limitation;

(j)	a reference to currency or “$” is a reference to Australian currency; and

(k)	a provision must be read down to the extent necessary to be valid; if it cannot be read down to that extent, it must be severed.

28.	Definitions

In this contract:

Affiliate means a related body corporate of the Company (within the meaning of section 50 of the Corporations Act);

ASX Listing Rules means the listing rules of the ASX;

Board means the board of directors of the Company;

Confidential Information means any information obtained by you in the course of or in connection with your employment, including:

(a)	trade secrets and confidential know-how of the Company or an Affiliate;

(b)	information about Intellectual Property of the Company or an Affiliate;

(c)	technical information of the Company or an Affiliate;

(d)	training materials, policies/procedures and manuals of the Company or an Affiliate;

(e)	commercial information about the Company or an Affiliate and persons with whom the Company or an Affiliate deals;

(f)	client, customer and supplier lists (and prospective client, customer and supplier lists) of the Company or an Affiliate;

(g)	product and market information of the Company or an Affiliate;

(h)	strategy or planning material, financial information, marketing plans or strategies, or business plans of the Company or an Affiliate;

(i)	financial arrangements (including remuneration) between the Company and any of its employees; and

(j)	any information marked “confidential” or which the Company or an Affiliate informs you is confidential or a trade secret (or any information of the Company or an Affiliate which, due to its nature, you could reasonably be expected to treat as confidential);

but excluding:

(a)	information available to the public (other than through any breach of your obligations); and

(b)	information which you lawfully possessed or had knowledge of before obtaining it in the course of your employment with the Company;

Corporations Act means the Corporations Act 2001 (Cth);

Intellectual Property means any current or future, registered or unregistered rights to:

(a)	an invention, discovery, secret process, trade secret, know-how, design, improvement or modification of any nature (whether patentable or not);

(b)	computer software, tables, charts, flow charts, algorithms, diagrams, plans, techniques, data, structures, logical ideas, concepts and processes;

(c)	Confidential Information;

(d)	copyright in any Works (including literary works and art works);

(e)	trade marks; and

(f)	patents,

made, written or developed by you (alone or with others) in the course of or in connection with your employment with the Company (in or out of working hours), whether or not capable of statutory protection;

Managing Director means the managing director of the Company from time to time;

Moral Rights means moral rights under the Copyright Act 1968 (Cth), which includes (but is not limited to) any right of attribution of authorship, or such right not to have authorship falsely attributed, or right of integrity of authorship, existing (or which may come into existence) anywhere in the world;

Person includes any individual, corporation, organisation or other type of entity (and includes a representative of any individual, corporation, organisation or other entity);

Policies and Procedures means the Company policies in force at the date of this contract, as varied, replaced or rescinded;

Restricted Person includes any person who was an employee, contractor, director, consultant, partner or agent of the Company or of an Affiliate, in the twelve (12) month period preceding the termination of your employment with the Company (however occurring);

Termination Date means the last date of your employment with the Company (however occurring);

Works means a literary work, a dramatic work, a musical work, an artistic work or a cinematograph film.

29.	Acceptance

Please signify your acceptance of this offer by signing and returning a copy of this contract. I look forward to your contribution to the Company.

14th December 2025
Aharon Zaetz, Director	Date

Resolution Minerals Ltd

I, Adam Roper, have read the terms of the above contract, and agree to be bound by its terms and conditions. I agree that there are no other terms missing from the contract.

14th December 2025
Signature of Adam Roper	Date

Schedule 1

Item 1	Position and FTE Basis	Chief Metallurgist (Full-time)

Item 2	Commencement Date	15 December 2025

Item 3	Location of Work	Australia – work from home

Item 4	Total Remuneration Package	Sign on bonus

$150,000 sign on bonus (inclusive of superannuation) to be repaid if you leave within 12 months on Commencement Date and includes any notice period upon termination.

Base remuneration

Remuneration (inclusive of superannuation) of $310,000 gross per annum in relation to your position with the Company.

Bonus

$600,000 split 50% cash ($300,000 inclusive of superannuation) and 50% (6,000,000) performance rights payable / vesting in 3 stages (one third each).

		a.	first tranche, measured no later than 18 months after the Commencement Date – delivering and operating a demonstration plant for the processing of antimony (stibnite) from the Company’s Project, to produce antimony metal ($100,000 / 2,000,000 performance rights);

		b.	second tranche, measured at the end of the second year after the Commencement Date – delivering and operating a full scale plant for the processing of antimony (stibnite) from the Company’s Project, to produce antimony metal ($100,000 / 2,000,000 performance rights);

		c.	third tranche, measured at the end of the third year after the Commencement Date – operating a full scale plant for the processing of antimony (stibnite) from the Company’s Project, to produce at least 300 tonnes of antimony metal or antimony end products at a quality approved and qualified by end users ($100,000 / 2,000,000 performance rights).

The performance rights will vest as described above and vested rights will lapse 5 years from date of issue.

Schedule 2 – Key Responsibilities

1.	The Executive shall perform and represent the Company professionally and in a manner commensurate with his or her experience and seniority at all times. The Executive’s core objectives are:

(a)	To control, co-ordinate, oversee and fast-track antimony concentrate production and antimony end products (metal, trixoide, trisulphide, oxide), utilising both pyrometallurgical and hydrometallurgical processes, characterising the antimony ores, samples are prepared and test work completed by reputable service providers, run trials, all leading to a pilot plant and/or a demonstration plant for antimony concentrate production and/or antimony metal (end products);

(b)	To advance the Company’s flagship project by developing and securing processing capacity for:

(1)	Small-scale, high-grade antimony concentrate and/or metal production;

(2)	Medium-scale, lower-grade antimony concentrate and/or metal production; &

(3)	Industrial-scale production of antimony concentrates and/or antimony metal (end products).

(c)	To control, co-ordinate, oversee and fast-track tungsten concentrate production, characterising the tungsten ores, ensuring samples are prepared and test work completed, run trials, all leading to a pilot plant and/or a demonstration plant for tungsten concentrate production and advancing the Company’s flagship project toward industrial-scale production;

(d)	To control, co-ordinate and oversee test work and studies on the mineralogy, metallurgy and processing options for the gold concentrate production, [including evaluating alternative methods such as leaching where appropriate], characterizing the gold ores, ensuring samples are prepared and test work completed, leading to a pilot plant for gold concentrate production or processing at another site and advancing the Company’s flagship project toward industrial-scale production;

(e)	To select service providers, seek quotes/tenders and prepare appropriate scope of work for each service provider conducting metallurgical or mineralogical test work or engineering reviews, following up providers to ensure an optimal and accelerated process is followed and cross checking progress and results;

(f)	To work collaboratively with advisors, consultants, service providers and team members to achieve an optimum efficient processing pathways;

(g)	To manage the financial and logistic aspects of the metallurgical or mineralogical test work and related activities ensuring they are operating efficiently and cost effectively, and that they are providing optimum levels of information and timely reporting;

(h)	To provide professional and timely advice to the Executive Director, the Advisors and the Board about the key metallurgical aspects of the Company’s flagship project, maintaining a balance between processing options and cost-effective solutions in an expedient manner;

(i)	To carry out duties and responsibilities to ensure the Company’s strategic objectives are satisfied and risks are identified and mitigated;

(j)	To carry out the duties efficiently, across different time zones, and often operating remotely with limited oversight, due to the nature of the operations being offshore; and

(k)	To manage drafting of all ASX announcements required by the Company.

2.	Further to the above, the Position has the following key current objectives, tasks and responsibilities:

(a)	Planning

(1)	To take a senior role in the management and strategic direction of the Company with respect to optimal accelerated processing pathways for the Group in general and actively contribute to broader company management and executive-level decision-making;

(2)	Monitor and direct the implementation of the Company’s business plan, including assisting with technical support in off-take discussions with third parties and manage engagement with key stakeholders such as service and equipment providers, offtakers, and regulators where metallurgical guidance or product specifications are required

(3)	Prepare and monitor the Company’s annual budgets with respect to metallurgy and accelerated processing pathways and prepare capital requests for key processing items required;

(4)	Prepare and collate information for Scoping Studies and Pre Feasibility Studies, when required, to deliver an optimal timeline for study completion.

(b)	Operations

(1)	Report to, advise and consult with the Executive Director;

(2)	Oversee the metallurgical operations and integrate the activities of the different service provides and consultants;

(3)	Implement operational efficiencies in processing management;

(4)	Monitor and provide advice to the Executive Director regarding key personnel or consultants required and key capital items required.

(c)	Intellectual Property

(1)	Ensure that as technologies and processing methodologies are developed, that all information is kept Confidential;

(2)	All work created by you and the Company, including all technologies and processing concepts and methodologies, belongs to the company, including, among others, inventions, designs, and flowsheets;

(3)	Maintain an active process of evaluating whether developments or processes may be patented and advise the Executive Director accordingly to allow for prompt patent applications.